[SANTA FE FINANCIAL CORPORATION LETTERHEAD]

December 18, 2020

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Santa Fe Financial Corporation
Preliminary Information Statement on Schedule 14C
Filed on November 24, 2020
File No. 000-06877

To whom it may concern:

We are in receipt of your comment letter, referenced above, and have the following responses to your letter, as follows, with your comments bolded and our responses below each comment:

Preliminary Information Statement on Schedule 14C filed on November 24, 2020 General

1.	Please provide the disclosure required by Item 14 of Schedule 14A. Refer to Item 14(a) of Schedule 14A.

The disclosure in Item 14 is included in Amendment No. 1 to 14C. Note that the Company is a smaller reporting company and as such is relying on that exemption relating to what disclosures are required under Item 301 of Regulation S-K.

2.	We note that you intend to distribute 505,437 shares of Portsmouth Square, Inc. to your common stock holders. Please tell us whether this distribution will be registered under the Securities Act of 1933 or provide an analysis for the exemption you intend to rely on.

The distribution of Portsmouth shares to the shareholders of the Company will not be registered under the Securities Act of 1933, as amended. The distribution of such shares is not a “sale” or “offer to sell” under Section 2(a)(3) of the Securities Act, as amended, as the term “sale” is defined in Section 2(a)(3) as a disposition for “value.” The distribution does not constitute a disposition of securities for “value” as the Santa Fe shareholders will only be directly receiving in the distribution what they already indirectly own – the assets of the Company, which consists of cash and Portsmouth stock, and neither the Company nor Portsmouth is receiving any “value” as a result of this distribution. Rule 145 under the Securities Act also does not apply. The purpose of Rule 145 was to extend the protection of registration where the stockholders voting on a transaction are being asked essentially to make “a new investment decision, whether to accept a new or different security in exchange for their existing security,” see Preliminary Note to the Rule.

This is consistent with several precedents. In the SEC’s no action letter to Jaymark, Inc. (“Jaymark”) in July 2000 with respect to a liquidating distribution of Jaymark’s principal assets, approximately 62% of the shares of JNI Corporation (“JNI”) to Jaymark’s shareholders on a pro rata basis, the SEC recognized that no offer or sale is involved when a reorganizing transaction involves no meaningful change in the nature or amount of the securities in which the shareholders have invested. These conclusions are based on the facts that where there is no meaningful change in the underlying beneficial ownership of securities, no new investment decision, and no meaningful change in those bearing the economic risk of the securities, there is no essential “value” element for finding a sale.

United States Securities and Exchange Commission

December 18, 2020

SEC’s no action letter to Triad Guaranty, Inc. in August 2005 provides that the distribution of shares of Triad Guaranty, Inc. (“Triad”) to shareholders of Collateral Investment Corp., Triad’s parent company on a pro rata basis, which would be followed by a completion of distribution of CIC, does not involve a “sale” within the meaning of Section 2(a)(3) of the Securities Act. Where there is no disposition for value, as in the case of a liquidating distribution to shareholders who merely receive in liquidation that which they already own as a part of the reorganization and the distributing entity receives no value in making the distribution, no “sale” will be found. See also, the no action letter issued by the SEC to TB&C BancShares, Inc. in July 2001.

Similar to the above, namely, the distribution of the Portsmouth stock to the Company stockholders will be followed by an immediate liquidation and dissolution of the Company. As in Jaymark, although shareholders of the Company approved this distribution, no new investment decision was involved, rather just the fact that they are obtaining directly what they indirectly owned – a pro rata interest in shares of Portsmouth stock. There is also no meaningful change in the nature or amount of the securities held because the mere change would be the form of ownership which will be changed from indirect to direct after the distribution. Shareholders of Santa Fe will collectively and directly own the same percentage in Portsmouth as the Company did prior to the distribution.

We thank you in advance for working with us on this filing, and we ask that you contact our counsel, Jolie Kahn, Esq., at (516) 217-6379 with any further comments or questions on the matters set forth herein and in our Information Statement on Schedule 14C.

Very truly yours,

/s/ John V. Winfield

Chief Executive Officer